

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

March 20, 2008

Mr. Lonnie D. Schnell
Chief Financial Officer
Talon International, Inc.
21900 Burbank Blvd., Suite 270
Woodland Hills, CA 91367

> **Re: Talon International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007, as amended**
> **File No. 1-13669**

Dear Mr. Schnell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief